Edify.ai

App that uses AI to keep employees safe

EDIFY.AI   SALT LAKE CITY UT

Software   Technology   Social Impact   Saas   Mobile

Why you may want to support us...

1   20 customers (incl. Fortune 100 company, and top 20 construction companies). Over $1M generated.

2   Proven to work through 2 independent studies saving hundreds of dollars per employee per year.

3   Strong pipeline of over $10M of ARR.

4   Strong team with multiple exits and experience building software for large companies and government.

5   $7.8B addressable market.

6   Safety is paper driven and inefficient--we can save hours per day in manual paper processing.

7   Aiming to raise $1M to lead to Series A.

8   Refining and optimizing AI throughout 2021, and growing aggressively in 2022 and 2023.

WE'VE RAISED $683,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Cory Linton
Chief Executive Officer
Previously COO at School Improvement Network. Helped grow the company from $2.5M to $46M+ before exiting to a strategic buyer. 25 years in software with 9 years at Microsoft. MBA from Columbia Business School.




Brian M. Kennedy
Chief Technology Officer
25 years of enterprise software development, including multiple projects for Department of Defense, Homeland Security, Dept of Energy, and Fortune 500 companies. Experience with Artificial intelligence and natural language processing.




Shahid Chishty
Chief Financial Officer
Shahid has worked across multiple companies and countries and has been involved in nearly every financial transaction possible. He brings a wealth of experience and expertise to Edify.


SEE MORE

Downloads

Edify.ai Pitch Deck 10.30.20.CLN .pptx

4,414 people die, and 4.5 Million people are injured from their workplace every year. We want to prevent this.

These deaths and injuries are devastating— but worse, they are preventable.

Originally built as a result of two devastating accidents, Edify.ai came out of a need to radically and quickly change safety culture in a large construction company.

It works!

Educating employees on safety is hard. Everything is paper-based, passive, and ineffective. So, we revolutionized this model. After the two, devastating accidents, the large construction company implemented an early version of Edify technology and saw a significant decrease in claims that lasted for 5 years!


edify.ai
$500M Construction Company*
2,000 employees
Over 5 years, reduced annual claims saving $900/employee/year
Top 10 Insurance Company*
Analyzed 3 years of data
Proper use of Edify one of largest predictors in reduction in claims
*Details available under NDA

We help every employee be safe, productive, and happy.

Edify.ai is a mobile app that uses artificial intelligence to replace a tedious paper process, and help every employee establish a safety mindset and help the entire organization drive a strong culture of safety: saving lives, reducing injuries, and improving productivity and profitability.


9:41
Good Morning Andrew
June 10, 2019
8:03 am
Why are you safe today?
My daughter has a dance recital that I want to attend tonight.
9:41
Construction Corp.
Be Safe Today
Your safety tasks for Mon, July 22, 2019
Why am I safe today?
Today's Announcements
Toolbox Talk



We have the team to do this.



CORY LINTON
CEO



- 25 years in software;
  9 years at Microsoft

- Previously COO at School Improvement Network
  and helped grow the company from $2.5 M to over
  $46M prior to exiting to a strategic buyer

- MBA from Columbia Business School

- 5 patents







BRIAN KENNEDY
CTO

- 23 years of development experience;
  18 years management and startup experience

- Oversaw the development of multiple AI, ML, and NLP
  applications for blue chip clients such as Department of
  Defense, Department of Energy, the FBI and American
  Express

- Deep expertise in the Microsoft stack (client, server, and
  cloud), LAMP stack, general AI, natural language
  processing, deep learning, information security, and
  defense security









We've generated over $1M in revenue from 20 customers

Customers

20 Customers – Tracking to $500,000 Revenue for 2020

CONFIDENTIAL

Notable Customers

- Top 20 General Contractor
- 5 companies over $2B in revenue
- Fortune 100 company
- A leading mining services provider
- One of the nation's largest home builders

"You better not
ever take this from
us, because we are
NEVER going back
to paper."
-Frontline worker at $2B
construction company

Why they have chosen
Edify over alternatives—
and what continues to
make us unique:

- Tools to engage every
  worker
- Using AI to stop incidents
- Clear ROI by digitizing
  paper processes

Our current pipeline is strong, with over $10 Million in potential annual revenue, and growing!

The chart shows our forecasts for just seven strategic partnerships that that can grow significantly in the coming years. These are large enterprises and distribution partners that can drive a lot of sales, and we have agreements executed with all of them. Funding from WeFunder will mostly be used to grow these opportunities and support these customers to maximize their potential.



The industrial safety market is big – $7.8 billion.

We charge $10-$20/month/employee. The industrial safety market is $2.0B in the US, and $7.8B globally (based on $10/month/employee).



Invest today!

Investor Q&A

What does your company do? ⌄

We save lives and reduce workplace injuries--literally! Using mobile apps and artificial intelligence, Edify.ai replaces a broadly used paper process to improve safety in construction, mining, energy, manufacturing, utilities, and transportation. Over the last 5 years, Edify's proven technology has significantly improved safety at various, large, commercial and residential construction companies, and has driven a strong culture of safety. Details available under NDA.

Where will your company be in 5 years? ⌄

In 5 years, we hope to dramatically reduce global injuries and fatalities in the workplace, and have AI that identifies the risk of an incident and stops it from happening. Our success depends on helping frontline workers, those employees who perform the most dangerous tasks--we want to be THE tool used by frontline workers globally to make them safer. We aim for a valuation of $1B+ in 5 years and want to be actively seeking an exit via IPO or through acquisition to a strategic buyer.

Why did you choose this idea? ⌄

Front line workers in construction, mining, energy, utilities, and manufacturing are some of the lowest paid employees--yet they perform the most dangerous tasks every day. There are over 300 million front line workers throughout the world, all of whom deserve to return safe to their families every day. To help them is why we chose this idea!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Safety processes on industrial worksites (construction, mining, energy, manufacturing, etc.) have remained the same for decades--paper-based forms and processes. With the proliferation of mobile technology, workers are now enabled to have better tools and apps that can help them be safer. Real-time analytics enable organizations and safety pros to proactively intervene where risks are high and stop incidents from happening.

With the proliferation of mobile technology, for the first time, tools can be built for the front-line workers to help them be more engaged and more safe. Our pilots and implementations have proven again and again that workers love our apps way more than paper!

How far along are you? What's your biggest obstacle? ⌄

We have 20 customers that have generated over $700K since the beginning of 2019. Customers include some of the largest construction companies in the United States.

We have invested more than $1M over the last 30 months in our technology to have a platform that can quickly adapt to customer needs and use AI to stop incidents from happening--yet be very simple to use for every front line worker.

Our biggest obstacle is leveraging the usage at these customers to grow Edify within these customer's existing organizations and projects, an opportunity with over $10M in potential annual revenue. We don't need more leads, we just need to grow our business within our current customer base--and we need people to do that.

Who competes with you? What do you understand that they don't? ⌄

Our biggest competitor is paper, as that is most common tool used for safety via physical forms. There are a number of companies in the EHS space (Environmental, Health, and Safety), but they all focus on tools for management and leaders, and generating reports for compliance and incident management.

We are unique because we focus on the front line employee and making those employees safer and more productive every day. At the same time, our tools give leadership and management much better insights into what is happening with every worker and every team.

We have spent many months working directly with front line workers--to design software that is engaging, efficient, and better than paper. We are now ready to scale!

How will you make money? ⌄

We charge an annual fee of $100-$200 per user on a subscription basis. The industrial safety market is $7.8B (based on $120/year/employee).

We will make money by selling annual SAAS contracts through four primary channels--all of which have been proven, and through which we have existing customers: direct to general contractors, direct to sub-contractors, direct to project owners, and indirectly through insurance companies and insurance brokers.

We are just completing a distribution agreement with one of the largest insurance brokers in the US--whereby they will refer Edify directly to their thousands of clients. This could turn out to be our most important sales channel in 2021.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risks include:
- Cash and capital: having enough capital to maximize the opportunities that we have.
- Competition: Another startup gains scale before we do.
We don't know of anyone approaching safety like we are, but they could be out there. AI needs lots of data, and we need to get more than anyone else.
- Management: Do we have the right team and leaders in place to grow our company at this early stage, and more importantly at later stages as we get bigger?
- Product: is our product ready to scale to hundreds of thousands of users, despite our best efforts to architect it accordingly.
- Implementation: can we design our software so that it spreads quickly on a project without human intervention?

Why would companies want Edify.ai? ⌄

Workplace injuries cost over $150 billion every year in the U.S. in medical costs, administrative costs, and lost worker productivity. This is a lot of money — money that could be spent on employee wages and investment in new projects. The human toll from a bad incident is massive when you consider that a worker may have children and significant others that depend on them.

Safety managed properly can result in large savings, and in fact large construction projects can often make more in safety savings than they can in construction profits! Our customers have proven that our technology can reduce incidents. With the average incident costing over $38,000, that adds up very quickly.

Edify also saves significant amounts of time. The daily safety process that Edify replaces takes about 15 minutes. Edify takes just over 5 minutes--saving nearly 10 minutes a day. 10 minutes a day, 50 weeks a year, results in over 40 hours of additional productivity each year! That translates into real ROI.

And, since Edify is gathering all the safety data digitally, leadership has access to analytics that were never possible with paper--meaning better decisions can be made much faster.

Edify wants to help every employee be safe, and help every company free up significant resources by eliminating an incident before it ever happens.

What is the current safety market like? ⌄

The current safety software market consists of EHS companies (Environmental, Health, and Safety), and it represents a market of about $5B per year. EHS companies make software that is usually for management and leadership only and exists primarily for the purposes of reporting and compliance. EHS is not focused on providing tools to help every worker be more safe like Edify.ai.

The other significant safety software category is online training. Training is important, but the reality is that most training is done in a live setting and getting employees to do all their training online requires a lot of change management.

Edify is replacing a daily, paper process with a faster, more engaging digital process--that workers love! Our goal is to save 10 minutes a day per worker, which equates to an entire week of additional productivity per year!

How hard is it to sell Edify? ⌄

What we love about safety is that everyone agrees that the current system is inefficient and cumbersome. When we show Edify to prospective clients--both buyers and end users--they immediately see the value! The message is simple and clear, and the ROI is obvious. It still takes time to work through the enterprise purchase process, legal, IT security review, etc...but customers get the value very quickly.

What do end users say about Edify? ⌄

We have worked with end users, and they all love replacing paper with Edify--because it is faster, more engaging, and not as monotonous as filling out the paper form.

Earlier this year, we had gone through a difficult week technically where users had been dealing with some stability problems in Edify. We asked the users if, with all the problems, they would prefer to go back to paper. They all said "No! We had to use paper for a few days and couldn't wait to get back to the app!"

We just implemented a pilot at a $2B+ construction company, and after one week, one of the workers said "you better never take this away from me, because I am NEVER going back to paper!"